KH 4/20

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12060820

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Ave, Suite 630
(No. and Street)

Bethesda (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Snider, Managing Member, Chief Compliance Officer 301.358.2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300 (Address) Vienna (City) VA (State) 22182 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/20

OATH OR AFFIRMATION

I, William Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAIMOUNA A. GBANE
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND

Signature

Managing Member, CCO, BroadOak Partners, LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2796
Tel: (703) 744-6700

INDEPENDENT AUDITORS' REPORT

To the Member
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, as of December 31, 2011, that is filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Vienna, Virginia
April 4, 2012

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	388,484
Prepaid expenses		1,000
Total assets	$	389,484

MEMBER'S EQUITY

Member's equity	$	389,484
Total member's equity	$	389,484

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in this financial statement through April 4, 2012.

Risks and Uncertainties

The Company began operations in 2007 and has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a

pass-through entity. Therefore, this financial statement does not reflect a provision or liability for income taxes and the Company has no other tax positions which must be considered for disclosure.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred by the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2011, these services totaled $890,449. At December 31, 2011, there are no amounts payable to the affiliate.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company was in compliance with the "Uniform Net Capital Rule."

4. Concentration of Credit Risk

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash.



Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENT AND
INDEPENDENT AUDITORS' REPORT

BROADOAK PARTNERS, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

DECEMBER 31, 2011

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as Public Document

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

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